DM

19003182

SEC
Mail Processing
Section

FEB 27 2019

Washington DC
413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-45583 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reef Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 N. Central Expressway, Suite 400
(No. and Street)

Richardson (City) Texas (State) 75080 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Richards (214) 533-6822
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026 (Address) Celeste (City) TX (State) 75423 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

yw

# OATH OR AFFIRMATION

I, Paul F. Mauceli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reef Securities, Inc. of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CHRISTINA GARCIA
Notary ID #129867688
My Commission Expires
June 26, 2022

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**REEF SECURITIES, INC.**

**TABLE OF CONTENTS**

# PHILLIP V. GEORGE, PLLC

CERTIFIED PUBLIC ACCOUNTANT

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Reef Securities, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reef Securities, Inc. as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Reef Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company's ability to generate positive cash flows depends on a variety of factors, including the success of the financial markets and the oil & gas industry, as well as ongoing support by a related party. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

### Basis for Opinion

These financial statements are the responsibility of Reef Securities, Inc.'s management. Our responsibility is to express an opinion on Reef Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Reef Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

**Supplemental Information**

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Reef Securities, Inc.'s financial statements. The supplemental information is the responsibility of Reef Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as Reef Securities, Inc.'s auditor since 2018.

Celeste, Texas
February 21, 2019

**REEF SECURITIES, INC.**
**Statement of Financial Condition**
**December 31, 2018**

| | |
|---|---|
| ASSETS | |
| Cash | $ 28,944 |
| Employee receivables | 1,000 |
| Total Assets | $ 29,944 |
| LIABILITIES AND STOCKHOLDER'S EQUITY | |
| Current liabilities | |
| Accounts payable and accrued expenses | $ 1,744 |
| Total liabilities | 1,744 |
| Stockholder's Equity | |
| Common stock, 500,000 shares authorized with $1.00 par value, 1,000 shares issued and outstanding | $ 1,000 |
| Additional paid-in capital | 107,027 |
| Retained earnings | 166,783 |
| Loan to Stockholder | (246,610) |
| Total stockholder's equity | 28,200 |
| Total Liabilities and Stockholder's Equity | $ 29,944 |

The Accompanying Notes are an Integral Part of the Financial Statements.

**REEF SECURITIES, INC.**
**Statement of Operations**
**For the Year Ended December 31, 2018**

| | |
|---|---|
| Revenues | |
| Commissions and other placement fees | $ 633,664 |
| Expense reimbursements | 81,000 |
| Other income | 5,733 |
| Total Revenues | 720,397 |
| Operating Expenses | |
| Compensation and related costs | 560,406 |
| Regulatory fees and expenses | 74,488 |
| Settlement expense | 41,000 |
| Professional fees | 24,110 |
| Other expenses | 426 |
| Total Expenses | 700,430 |
| Net Income | $ 19,967 |

The Accompanying Notes are an Integral Part of the Financial Statements.

**REEF SECURITIES, INC.**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended December 31, 2018**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Loan to Stockholder | Total |
|---|---|---|---|---|---|
| Balances, December 31, 2017 | $ 1,000 | $ 107,027 | $ 146,816 | $ (232,140) | $ 22,703 |
| Advances on loan to Stockholder | - | - | - | (14,470) | (14,470) |
| Net Income | - | - | 19,967 | - | 19,967 |
| Balances, December 31, 2018 | $ 1,000 | $ 107,027 | $ 166,783 | $ (246,610) | $ 28,200 |

The Accompanying Notes are an Integral Part of the Financial Statements.

**REEF SECURITIES, INC.**
**Statement of Cash Flows**
**For the Year Ended December 31. 2018**

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 19,967 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Changes in assets and liabilities: | |
| Increase in employee receivables | (1,000) |
| Increase in accounts payable and accrued expenses | 971 |
| Net cash provided by operating activities | 19,938 |
| **Cash flows from financing activities** | |
| Advances on loan to Stockholder | (14,470) |
| Net cash used in financing activities | (14,470) |
| Net change in cash | 5,468 |
| Cash, beginning of year | 23,476 |
| Cash, end of year | $ 28,944 |

**Supplemental Disclosures**

There was no cash paid for either interest or taxes during the year.

The Accompanying Notes are an Integral Part of the Financial Statements.

**REEF SECURITIES, INC.**
**Notes to Financial Statements**
**December 31, 2018**

**Note 1 – Organization and Nature of Business**

Organization

Reef Securities, Inc. (the "Company") was organized in February 1993 as a Texas corporation. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

Nature of Business

The Company is in the business of offerings and selling of interests in oil and gas development programs. The Company acts as an exclusive selling agent for Reef Exploration, LP, Reef Oil & Gas Partners, LP, and REI Energy, LLC ("Reef"), related parties.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

**Note 2 – Significant Accounting Policies**

*Use of estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant estimates include the Company's assumptions used in fair value calculations. Actual results could differ from those estimates.

*Fair value*

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

*Revenue Recognition*

Revenue from contracts with customers includes commission income and related fees from participation in private placements of equity securities. The majority of these private placements relate to oil and gas development programs. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

## Note 2 –Significant Accounting Policies, continued

*Revenue Recognition, continued*

The Company participates in the private placement offerings on behalf of Reef. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date (the date that the Company fills the trade order, receives the customer subscription funding and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer. These amounts are considered variable consideration as the uncertainty is dependent on the achievement of certain levels of investment have been reached as specified in the private placement memorandums, which is highly susceptible to factors outside the Company's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

The Company earns exclusivity fees under an agreement with Reef for acting as Reef's exclusive broker-dealer. Exclusivity fees are recognized as the performance obligations are provided by the Company and consumed by Reef.

*Income Taxes*

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between financial and income tax reporting. The deferred tax asset or liability, as applicable, represents the future tax return consequences of those differences, which will either be taxable or deductible when the asset or liability is recovered or settled. When applicable, deferred taxes are recognized for operating losses that are available to offset future taxable income.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2018, open Federal tax years subject to examination include the tax years ended December 31, 2015 through December 31, 2017.

The Company is also subject to state income taxes.

**REEF SECURITIES, INC.**
**Notes to Financial Statements**
**December 31, 2018**

**Note 3 – Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company has net capital of $27,200 which was $22,200 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.60 to 1.

**Note 4 – Income Taxes**

The Company's current year taxable income is fully offset by prior year's net operating loss carryforwards; therefore, there is no provision for income taxes. As of December 31, 2018, the Company has a federal net operating loss carry forward of approximately $112,000 available to offset future taxable income, which expires in 2035. The federal net operating loss carry forward creates a deferred tax asset of approximately $24,000; however, the entire amount has been offset by valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

**Note 5 – Concentration of Credit Risk**

At various times throughout the year, the Company may have had cash balances in excess of federally insured limits. At December 31, 2018, there were no uninsured cash balances.

**Note 6 – Related Party Transactions**

The Company's sole shareholder is Paul Mauceli (the "Stockholder") whose brother serves as Chief Executive Officer of Reef Exploration, LP, Manager of the General Partner of Reef Oil & Gas Partners, LP, and sole Manager and Executive Officer of REI Energy LLC. The Company is economically dependent on Reef and also has a concentration of services provided by Reef. The existence of that dependency and concentration creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and Reef were not consummated on terms equivalent to arm's length transactions.

Under the Sales Agency Agreement between the Company and Reef, the Company acts as Reef's exclusive broker-dealer. Under this agreement, the Company may receive up to 15% of all funds raised from investors. For the year ended December 31, 2018, the Company earned commission income of $488,046 related to this agreement. In addition, the Company earned $116,442 during 2018 for exclusivity fees from Reef in consideration of the Company acting as Reef's exclusive broker-dealer.

**Note 6 – Related Party Transactions, continued**

Also under the Sales Agency Agreement, Reef agrees to pay all overhead expenses relating to the operations of the Company. These expenses include office space, office furniture, computers, telephone services, general and administrative support, insurance, printing, postage, and other ordinary administration and overhead expenses of the Company. Reef will also provide the Company with all offering materials to be used in conjunction with the offer and sale of interest in Reef programs at no cost to the Company.

The Company has a note receivable from the Stockholder related to prepayment of commissions. The note bears interest at 2.42%, and due and payable on demand at any time after January 1, 2019. As of the financial statement date, no demand has been made and the loan is still outstanding. The amount due to the Company at December 31, 2018 was $246,610, which is reflected as a reduction of stockholder's equity in the accompanying Statement of Financial Condition.

**Note 7 – Contingencies**

The Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. As of December 31, 2018, the Company had one open arbitration claim filed against it. The claim is for unspecified damages. The nature of this claim is related to the Company's activities in the securities industry. No evaluation of the likelihood of an outcome or reasonable estimate of range or potential loss can be made by legal counsel on the open claim. The Company intends to vigorously defend itself against this action; however, the ultimate outcome of this and any other actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

**Note 8 – Subsequent Events**

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2018, through February 21, 2019, the date which the financial statements were available to be issued.

**Note 9 – Going Concern**

The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the financial markets and the oil & gas industry, as well as ongoing support by Reef under the Sales Agency Agreement. These matters raise substantial doubt about the Company's ability to continue as a going concern for a period of one year after the date of issuance of these financial statements. Management plans to reduce expense as necessary. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

**Schedule I**

**REEF SECURITIES, INC.**
**Supplemental Information Pursuant**
**to Rule 17a-5**
**December 31, 2018**

**Computation of Net Capital**

| | | |
|---|---|---|
| Total stockholder's equity qualified for net capital | $ | 28,200 |
| Deductions and /or charges: | | |
| Non-allowable assets: | | |
| Employee receivables | | (1,000) |
| Net capital | $ | 27,200 |
| Aggregate Indebtedness | | |
| Accounts payable and accrued expenses | $ | 1,744 |
| Computation of basic net capital requirement | | |
| Minimum net capital required | $ | 5,000 |
| (greater of $5,000 or 6 2/3% of aggregate indebtedness) | | |
| Net capital in excess of minimum requirement | $ | 22,200 |
| Ratio of aggregate indebtedness to net capital | | 0.60 to 1 |

**Reconciliation of Computation of Net Capital**

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2018 as filed by Reef Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

**Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors**

No statement is required as no subordinated liabilities existed at any time during the year.

**Statement Regarding Reserve Requirements and Possession or Control Requirements**

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See Accompanying Report of Independent Registered Public Accounting Firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Reef Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Reef Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Reef Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) Reef Securities, Inc. stated that Reef Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Reef Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reef Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 21, 2019



5179 CR 1026 Celeste, TX 75423 (214) 858-5150 Fax (214) 858-0222 phil@pvgeorge.com

REEF SECURITIES, Inc.

**Reef Securities, Inc. Exemption Report**

**Reef Securities, Inc.** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

**Reef Securities, Inc.**

I Paul Mauceli, swear (or affirm) that, to the best knowledge and belief, this exemption report is true and correct.

By: ______________________

Title: President
January 31, 2019

*1901 N Central Expy, Ste 400*
*Richardson, TX 75080*
*Phone: (972) 437-6895*
*Toll Free: (800) 422-1606*
*Member FINRA*